

February 13, 2013

<u>Via E-mail</u>
Bradley W. Harris
Chief Financial Officer
Oxford Resource Partners, LP
41 South High Street, Suite 3450
Columbus, OH 43215

     **Re: Oxford Resource Partners, LP
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed March 14, 2012
          File No. 001-34815**

Dear Mr. Harris:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/Tia L. Jenkins

                         Tia L. Jenkins
                         Senior Assistant Chief Accountant
                         Office of Beverages, Apparel, and Mining